UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of _____ April 2009

PORTRUSH PETROLEUM CORPORATION

(Name of Registrant)

1687 West Broadway #200, Vancouver, British Columbia V6J 1X2
Executive Offices

1.   Audited Annual Financial Statements: Fiscal 2009 Ended 12/30/2008
     Form 52-109F1: CEO Certification of Annual Filings
     Form 52-109F1: CFO Certification of Annual Filings
     Financial Statements: Management's Discussion/Analysis

2.   Fee Rule: Form 13-502F1; Annual Participation Fee for Reporting Issuers

3.   Notice of Meeting, dated 4/29/2009
     Management Information Circular; dated 4/29/2009
     Form of Proxy

4.   Oil and Gas Annual Disclosure Filing (Forms 51-101F1, F2, & F3);
     dated 4/20/2009

Indicate by check mark whether the Registrant files annual reports under cover
of Form 20-F or Form 40-F.
                         Form 20-F <u>xxx</u>   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1):   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7):   ____

Indicate by check mark whether the Registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
                         Yes ___   No <u>xxx</u>

*SEC 1815 (04-09) Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays a currently
valid OMB control number.*

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

DECEMBER 31, 2008

DAVIDSON & COMPANY LLP Chartered Accountants A Partnership of Incorporated Professionals

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders of
Portrush Petroleum Corporation

We have audited the consolidated balance sheets of Portrush Petroleum Corporation as at December 31, 2008 and 2007 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years ended December 31, 2008, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended December 31, 2008, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada   Chartered Accountants

April 22, 2009

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated April 22, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada   Chartered Accountants

April 22, 2009



1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

PORTRUSH PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
AS AT DECEMBER 31

	2008	2007
ASSETS		
Current		
Cash	$ 95,648	$ 34,617
Receivables	92,366	46,949
Prepaids	-	24,183
	188,014	105,749
Oil and gas properties (Note 4)	840,790	514,105
	$ 1,028,804	$ 619,854
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 279,499	$ 93,702
Loan payable (Note 5)	550,260	103,047
	829,759	196,749
Future site restoration (Note 6)	58,577	36,022
	888,336	232,771
Shareholders' equity		
Capital stock (Note 7)	13,609,131	13,590,071
Contributed surplus (Note 7)	740,004	595,755
Deficit	(14,208,667)	(13,798,743)
	140,468	387,083
	$ 1,028,804	$ 619,854

Nature and continuance of operations (Note 1)

Subsequent event (Note 14)

On behalf of the Board:

_____"Martin Cotter"_____ Director _____"Neal Iverson"_____ Director

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
(Expressed in Canadian Dollars)
YEAR ENDED DECEMBER 31

	2008	2007	2006
REVENUE			
Oil and gas revenue, net of royalties	$ 669,710	$ 392,534	$ 777,455
DIRECT COSTS			
Depletion	250,148	1,233,325	399,036
Operating expenses	169,080	94,912	195,070
Total direct costs	(419,228)	(1,328,237)	(594,106)
EXPENSES			
Consulting and administration fees	35,196	29,419	22,882
Interest expense	29,739	2,337	-
Investor relations	28,750	44,355	75,208
Financing fee (Note 5)	106,000	-	-
Management fees – related party	76,280	79,900	80,875
Office and miscellaneous	45,797	53,657	27,161
Professional fees	88,230	91,377	154,858
Property investigation (Note 4)	100,000	-	-
Shareholder costs	8,898	13,272	16,508
Stock-based compensation	38,249	46,671	205,385
Transfer agent and regulatory fees	21,630	22,219	19,795
Travel and promotion	7,863	10,644	11,977
Total expenses	(586,632)	(393,851)	(614,649)
Loss before other item	(336,150)	(1,329,554)	(431,300)
OTHER ITEM			
Foreign exchange loss	(73,774)	(16,050)	(3,817)
Loss and comprehensive loss for the year	(409,924)	(1,345,604)	(435,117)
Deficit, beginning of year	(13,798,743)	(12,453,139)	(12,018,022)
Deficit, end of year	$ (14,208,667)	$ (13,798,743)	$ (12,453,139)
Basic and diluted loss per share	$ (0.01)	$ (0.03)	$ (0.01)
Weighted average number of shares outstanding	45,287,449	44,633,841	43,938,176

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
YEAR ENDED DECEMBER 31

	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss for the year	$ (409,924)	$ (1,345,604)	$ (435,117)
Items not affecting cash:			
Depletion	250,148	1,233,326	399,036
Financing fee	106,000	-	-
Foreign exchange loss	99,934	-	-
Stock-based compensation expense	38,249	46,671	205,385
Changes in non-cash working capital items:			
(Increase) decrease in receivables	(32,920)	83,551	(52,305)
(Increase) decrease in prepaids	24,183	(1,624)	(22,559)
Increase (decrease) in accounts payable and accrued liabilities	111,401	35,086	(30,507)
Cash provided by operating activities	187,071	51,406	63,933
CASH FLOWS FROM FINANCING ACTIVITIES			
Repaid to related parties	-	-	(16,571)
Loan payable	359,190	103,047	-
Proceeds from issuance of capital stock	20,010	150,000	93,750
Share issuance costs	(950)	-	-
Capital stock purchased for cancellation	-	(6,250)	(40,000)
Cash provided by financing activities	378,250	246,797	37,179
CASH FLOWS FROM INVESTING ACTIVITIES			
Advances on oil and gas properties	-	-	(62,599)
Oil and gas property recoveries	61,891	61,355	-
Oil and gas property expenditures	(566,181)	(375,632)	(177,368)
Cash used in investing activities	(504,290)	(314,277)	(239,967)
Change in cash during the year	61,031	(16,074)	(138,855)
Cash, beginning of year	34,617	50,691	189,546
Cash, end of year	$ 95,648	$ 34,617	$ 50,691

Supplemental disclosure with respect to cash flows (Note 8)

The accompanying notes are an integral part of these consolidated financial statements.

(Expressed in Canadian Dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activity is the acquiring and developing of oil and gas properties.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future. These consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

Current market conditions make the present environment for raising additional equity financing less favorable. The inability to raise additional financing may impact the future assessment of the Company as a going concern under CICA 1400 General Standards of Financial Statement Presentation. See Note 12 for further disclosure regarding liquidity risk.

	2008	2007
Working capital (deficiency)	$ (641,745)	$ (91,000)
Deficit	(14,208,667)	(13,798,743)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary. Significant inter-company transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the year. Actual results could differ from these estimates. Significant accounts that require estimates relate to the impairment and depletion of oil and gas property interests, valuation allowances for future income tax assets, stock-based compensation and the valuation of warrants in private placements.

Oil and gas properties

The Company follows the full cost method of accounting for oil and natural gas operations, whereby all costs of exploring for and developing oil and natural gas reserves are capitalized and accumulated in cost centres on a country-by-country basis. Costs include land acquisition costs, geological and geophysical charges, carrying charges on non-productive properties and costs of drilling both productive and non-productive wells. General and administrative costs are not capitalized other than to the extent of the Company's working interest in operated capital expenditure programs on which operator's fees have been charged equivalent to standard industry operating agreements. At December 31, 2008, the Company has not capitalized any interest, general or administrative costs.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Oil and gas properties (cont'd…)

The costs in each cost centre, including the costs of well equipment, are depleted and depreciated using the unit-of-production method based on the estimated proved reserves before royalties. Natural gas reserves and production are converted to equivalent barrels of crude oil based on relative energy content. The costs of acquiring and evaluating significant unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

The capitalized costs less accumulated depletion and depreciation in each cost centre are limited to an amount equal to the estimated future net revenue from proved reserves (based on prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties. The total capitalized costs less accumulated depletion and depreciation, site restoration provision and future income taxes of all cost centres is further limited to an amount equal to the future net revenue from proved reserves plus the cost (net of impairments) of unproved properties of all cost centres less estimated future site restoration costs, general and administrative expenses, financing costs and income taxes.

Proceeds from the sale of oil and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

Site restoration

The Company has adopted CICA Handbook Section 3110 "Asset Retirement Obligations". This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. Under this section, the Company has recognized estimated future net costs of well abandonment and site restoration, including removal of production facilities at the end of their useful life of $58,577 (2007 - $36,022).

Revenue recognition

Revenue from oil and gas operations is recognized in the accounts when oil and natural gas are shipped, title passes and collection of the sale is reasonably assured.

Foreign currency translation

The Company's subsidiary is an integrated foreign operation and is translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in the loss for the year.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (cont'd…)

Stock-based compensation

The Company uses the fair value-based method for stock-based compensation and therefore all awards to employees and non-employees will be recorded at fair value on the date of the grant and expensed over the period of vesting. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Income taxes

The Company follows the asset/liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For loss per share the dilutive effect has not been computed as it proved to be anti-dilutive. At December 31, 2008, 2007 and 2006, the total number of potentially dilutive shares excluded from loss per share is 6,483,500, 5,600,000, 5,880,000 respectively.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

Financial instruments – recognition and measurement

The Company classifies all financial instruments as either held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities. Financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends on the financial instruments classification. Held-for-trading instruments are measured at the fair value with unrealized gains and losses recognized in results of operations. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments held-to-maturity, loans and receivables and other financial liabilities are measured at amortized cost.

Comprehensive income

Comprehensive income is defined as the change in equity (net assets) from transactions and other events from non-owner sources. Other comprehensive income is defined as revenues, expenses, gains and losses that, in accordance with primary sources of GAAP, are recognized in comprehensive income, but excluded from net income. This would include holding gains and losses from financial instruments classified as available-for-sale.

(Expressed in Canadian Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Recent accounting pronouncements

Goodwill and Intangible Assets

The CICA issued a new accounting standard, Section 3064 "Goodwill and Intangible Assets" which will replace the existing Section 3062 "Goodwill and Other Intangible Assets" and Section 3450 "Research and Development Costs". The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This standard is effective for the Company's interim and annual consolidated financial statements commencing January 1, 2009. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.

Business Combinations, Non-controlling Interest and Consolidated Financial Statements

In January 2009, the CICA issued Handbook Sections 1582 "Business Combinations", 1601 "Consolidated Financial Statements" and 1602 "Non-controlling Interests" which replace CICA Handbook Sections 1581 "Business Combinations" and 1600 "Consolidated Financial Statements". Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company's business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company's interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted and all three Sections must be adopted concurrently.

Credit Risk and the Fair Value of Financial Assets and Liabilities

In January 2009 the Emerging Issues Committee ("EIC") issued EIC-173"Credit Risk and the Fair Value of Financial Assets and Financial Liabilities". This abstract requires companies to take counterparty credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. This new standard is effective for the Company's interim and annual consolidated financial statements commencing January 1, 2009. The Company does not expect that the adoption of this standard will have a material impact on its financial statements.

International Financial Reporting Standards ("IFRS")

In 2006, AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The ASB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the ACSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(Expressed in Canadian Dollars)

3. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the CICA. As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

Assessing Going Concern

The Canadian Accounting Standards Board ("AcSB") amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern (Note 1).

Financial Instruments

The AcSB issued CICA Handbook Section 3862, *Financial Instruments – Disclosures,* which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, *Financial Instruments – Recognition and Measurement,* Section 3863, *Financial Instruments – Presentation*, and Section 3865, *Hedges* (Note 12).

The AcSB issued CICA Handbook Section 3863, *Financial Instruments – Presentation,* which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset (Note 12).

Capital Disclosures

The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed (Note 13).

(Expressed in Canadian Dollars)

4. OIL AND GAS PROPERTIES

The Company entered into agreements to acquire interests in various oil and gas properties as follows:

	2008	2007
Oil and gas properties:		
U.S.A., proved	$ 3,401,999	$ 3,053,310
Canada, unproved	563,231	335,087
	3,965,230	3,388,397
Less: Accumulated depletion	(3,124,440)	(2,874,292)
	$ 840,790	$ 514,105

At December 31, 2008, the oil and gas properties include $563,231 (2007 - $335,087) relating to unproved properties that have been excluded from the depletion calculation.

Ontario prospects, Canada

The Company holds a 5% working interest in a prospect located in Ontario, Canada and is receiving a payout of all costs incurred.

The Company has also incurred exploration costs of $430,962 on an additional prospect located in Ontario, Canada. The Company has an 89% interest in this prospect.

Michigan, U.S.A.

The Company has a 22.5% working interest in a prospect located in Michigan, U.S.A.

Texas, U.S.A.

The Company acquired a 10% working interest in certain oil and gas leases located in the Refugio and Goliad Counties, Texas, U.S.A. As consideration for its interest, the Company made staged payments totaling US$1,044,000. During fiscal 2008, the ceiling test calculation determined that the net book value of the Company's assets in the U.S.A. exceeded net future cash flows from proven reserves and accordingly, the Company recorded a ceiling test write-down of $72,427 (2007 - $1,049,683) included in accumulated depletion.

California, U.S.A.

During fiscal 2008, the Company paid $100,000 pursuant to an option to acquire an interest in certain oil and gas leases in Kern County, California. The option was not exercised so the costs were charged to property investigation costs for fiscal 2008.

(Expressed in Canadian Dollars)

4. OIL AND GAS PROPERTIES (cont'd…)

The full cost ceiling test results as of December 31, 2008 resulted in impairment of evaluated oil and gas properties. The future prices used in the December 31, 2008 ceiling test are as follows:

	Natural Gas (Cdn $/Mmbtu)	Oil (Cdn $/Bbl)
2009	$ 7.94	$ 66.69
2010	8.85	81.35
2011	9.43	89.37
2012	9.88	101.79
2013	10.10	110.86
2014	10.21	113.62
2015	-	116.47

5. LOAN PAYABLE

On July 25, 2007, the Company established a US$300,000 credit facility with the Regions Bank in Texas, USA maturing on July 25, 2008. During fiscal 2008, the Company transferred the loan to the Texas Community Bank with an increased credit facility of $550,260 (US$450,000). The loan bears interest at the Lender's Commercial Prime Floating Rate plus one-half percent, matures on August 15, 2009, and is secured by the Company's interests in the Mission River property in Texas, USA.

Subsequent to December 31, 2008, the Company also granted 4,400,000 warrants as fees in connection with the increased credit facility (Note 14). The warrants are valued at $106,000 using the Black-Scholes option pricing model with an expected volatility of 128%, a risk free interest rate of 1.37 %, an expected life of 2 years and an expected dividend yield of 0%.

6. FUTURE SITE RESTORATION

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties.

	2008	2007
Asset retirement obligation, beginning of year	$ 36,022	$ 10,494
Liabilities incurred	22,555	25,528
Asset retirement obligation, end of year	$ 58,577	$ 36,022

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation, is estimated at $94,339 (2007 - $52,739). The obligation was calculated using a credit-adjusted risk free discount rate of 10% and an inflation rate of 5%. It is expected that this obligation will be funded from general Company resources at the time the costs are incurred with the majority of costs expected to occur between 2009 and 2013.

(Expressed in Canadian Dollars)

7. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus
Authorized			
Unlimited common voting shares, no par value			
Issued and outstanding:			
Balance, December 31, 2005	43,433,792	$ 13,398,523	$ 337,747
Exercise of options	625,000	93,750	-
Stock-based compensation	-	-	205,385
Contributed surplus on exercise of stock options	-	56,164	(56,164)
	44,058,792	13,548,437	486,968
Purchased for cancellation	(300,000)	(40,000)	-
Balance, December 31, 2006	43,758,792	13,508,437	486,968
Private placement	1,500,000	150,000	-
Finder's fee	53,571	5,357	-
Stock-based compensation	-	-	46,671
Purchased for cancellation	(50,000)	(6,250)	-
Reclassification on cancellation	-	(62,116)	62,116
Share issuance costs	-	(5,357)	-
Balance, December 31, 2007	45,262,363	13,590,071	595,755
Private placement	333,500	20,010	-
Finder's fee	18,667	1,120	-
Finance fee	-	-	106,000
Stock-based compensation	-	-	38,249
Share issuance costs	-	(2,070)	-
Balance, December 31, 2008	45,614,530	$ 13,609,131	$ 740,004

Common shares returned to treasury

On November 14, 2006, the Company filed a notice of intention to undertake a normal course issuer bid with the British Columbia Securities Commission for up to 5% of the Company's issued share capital (2,200,000 common shares) over a 12 month period. The issuer bid was approved by the TSX Venture Exchange. During fiscal 2007, the Company purchased 50,000 (2006 – 300,000) common shares for $6,250 (2006 - $40,000) to return to treasury. These 350,000 common shares were cancelled during fiscal 2007 resulting in a reclassification of $62,116 from capital stock to contributed surplus.

(Expressed in Canadian Dollars)

7. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd…)

Private placements

During fiscal 2008, the Company issued 333,500 units at $0.06 per unit for gross proceeds of $20,010. Each unit consists of one common share and one share purchase warrant expiring November 17, 2010. Finder's fees of 18,667 common shares valued at $1,120 were issued to MHT Corporate Services Ltd. The market price of the Company's common stock was equivalent to the unit price on issuance, consequently, all the proceeds on the private placement were allocated to the common shares.

During the year ended December 31, 2007, the Company issued 1,500,000 units at $0.10 per unit for gross proceeds of $150,000. Each unit consists of one common share and one share purchase warrant exercisable at $0.12 per share expiring July 6, 2009. The Company issued 53,571 common shares valued at $5,357 as Finder's Fees.

During the year ended December 31, 2006, the Company issued 625,000 common shares pursuant to the exercise of stock options for gross proceeds of $93,750.

Stock options and warrants

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers and certain consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on themarket price of the Company's common stock at the date of the grant less an applicable discount. The options can be granted for a maximum term of 5 years and vest at the discretion of the Board of Directors.

The following incentive stock options and share purchase warrants were outstanding at December 31, 2008:

	Number of Shares	Exercise Price	Expiry Date
Options	1,600,000	$ 0.15	April 10, 2009 (expired unexercised subsequent to year end)
	300,000	0.15	April 25, 2009
	350,000	0.10	September 25, 2009
	175,000	0.15	October 31, 2009
	100,000	0.15	November 30, 2009
	325,000	0.10	May 31, 2010
	950,000	0.10	August 9, 2010
	350,000	0.10	October 4, 2010
	500,000	0.10	June 10, 2011
Warrants	1,500,000	0.12	July 6, 2009
	333,500	0.10	November 17, 2010

(Expressed in Canadian Dollars)

7. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd…)

Stock options and warrants (cont'd…)

Warrants and stock option transactions are summarized as follows:

	Warrants			Stock Options		
	Number		Weighted Average Exercise Price	Number		Weighted Average Exercise Price
Outstanding, December 31, 2005	2,387,500	$	0.16	2,975,000	$	0.15
Granted	-		-	2,725,000		0.15
Exercised	-		-	(625,000)		0.15
Expired/cancelled	(387,500)		0.20	(1,195,000)		0.15
Outstanding, December 31, 2006	2,000,000		0.15	3,880,000		0.15
Granted	1,500,000		0.12	1,625,000		0.10
Expired/cancelled	(2,000,000)		0.15	(1,405,000)		0.15
Outstanding, December 31, 2007	1,500,000		0.12	4,100,000		0.13
Granted	333,500		0.10	1,150,000		0.10
Expired/cancelled	-		-	(600,000)		0.14
Outstanding, December 31, 2008	1,833,500	$	0.12	4,650,000	$	0.12
Number currently exercisable	1,833,500	$	0.12	4,650,000	$	0.12

Stock-based compensation

During the year ended December 31, 2008, the Company granted 1,150,000 (2007 – 1,625,000; 2006 – 2,725,000) stock options to directors and consultants at a weighted average fair value of $0.05 (2007 - $0.03; 2006 - $0.08) per option. As at December 31, 2008, all of these options had vested with an attributed stock-based compensation expense of $38,249 (2007 - $46,671; 2006 - $205,385) credited to contributed surplus. The compensation recognized was calculated using the Black-Scholes option pricing model.

The following weighted average assumptions were used in the valuation of stock options granted:

	2008	2007	2006
Risk-free interest rate	3.04%	4.5%	4.1%
Expected life of options	2.12 years	3 years	1.4 years
Annualized volatility	100%	52%	93%
Dividend rate	0.00%	0.00%	0.00%

(Expressed in Canadian Dollars)

8. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2008	2007	2006
Cash paid during the year for interest	$ 28,921	$ 2,337	$ -
Cash paid during the year for income taxes	$ -	$ -	$ -

Significant non-cash transactions during the year ended December 31, 2008 included:

a) Recognizing $1,019 in oil and gas recoveries through receivables.

b) Issuing 18,667 common shares at a value of $0.06 to pay $1,120 as finder's fees for a private placement.

c) Re-classfying $14,105 from oil and gas properties to receivables.

d) Accruing future site restoration costs of $22,555.

e) Accruing oil and gas property expenditures in accounts payable and accrued liabilities of $62,485 at December 31,2008

Significant non-cash transactions during the year ended December 31, 2007 included:

a) Recognizing $2,627 in oil and gas recoveries through receivables.

b) Issuing 53,571 common shares at a value of $0.10 to pay $5,357 as finder's fees for a private placement.

c) Incurring oil and gas property expenditures through advances paid previously of $62,599.

d) Reclassifying $62,116 from capital stock to contributed surplus on the purchase and cancellation of 350,000 common shares

e) Accruing future site restoration costs of $34,550

During the year ended December 31, 2006 the Company recognized $1,919 in oil and gas recoveries through receivables.

9. RELATED PARTY TRANSACTIONS

The Company paid management fees of $76,280 (2007 - $79,900; 2006 - $80,875) to a director. Included in prepaid expenses as at December 31, 2008 is management fees of $Nil (December 31, 2007 – $21,533). Included in accounts payable and accrued liabilities is $65,374 (2007 - $Nil) due to a director.

Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

PORTRUSH PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
DECEMBER 31, 2008

10.   **INCOME TAXES**

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

		2008		2007		2006
Loss for the year	$	(409,924)	$	(1,345,604)	$	(435,117)
Expected income tax recovery	$	(122,850)	$	(457,854)	$	(157,870)
Non-deductible items for income tax purposes		119,762		435,255		209,857
Other items deductible for income tax purposes		(116,988)		(68,352)		(224,401)
Unrecognized benefits of non-capital losses		120,076		90,951		172,414
Actual income tax recovery	$	-	$	-	$	-

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

		2008		2007
Future income tax assets:				
Oil and gas properties	$	913,832	$	450,114
Mineral property and related exploration expenditures		206,657		214,605
Financing fees		2,000		7,035
Operating losses available for future periods		655,672		645,483
		1,778,161		1,317,237
Valuation allowance		(1,778,161)		(1,317,237)
Net future income tax asset	$	-	$	-

The Company has incurred operating losses of approximately $1,950,000 in Canada which, if unutilized, will expire through 2028. Subject to certain restrictions, the Company also has capital losses and resource exploration expenditures available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements, as their realization is not judged likely to occur.

11.   **SEGMENT INFORMATION**

All of the Company's operations are in the oil and gas industry and 100% of the revenues have been generated in the U.S.A.

The total amount of capital assets attributable to Canada is $563,231 (2007 - $335,087) and the total amount of capital assets attributable to the U.S.A. is $277,559 (2007 - $179,388).

12.   **FINANCIAL INSTRUMENTS**

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and loan payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Credit risk

Credit risk is the risk of a financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations.

The Company's cash is primarily held in large Canadian financial institutions. The Company does not have any asset-backed commercial paper. The Company's receivables consist mainly of GST receivable due from the Federal Government of Canada and balances due from the sale of its share of oil and gas relating to its oil and gas properties. Management believes that the credit risk concentration with respect to financial instruments included in receivables is minimal.

Currency risk

Cash held in foreign currencies other than the Canadian dollar is subject to currency risk. The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar.

The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. There is a very limited interest rate risk as the Company holds no interest bearing financial obligations or assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

(Expressed in Canadian Dollars)

12. FINANCIAL INSTRUMENTS (cont'd…)

Liquidity risk (cont'd…)

The Company is negotiating to extend its current credit facility for another year when it comes due (Note 5). Cash flow from operations will be used to reduce the amount of the loan over the next twelve months. The Company cannot undertake any additional projects without additional financing or joint ventures.

The Company is currently reviewing all of its holdings with a view to selling or farming out current projects. In the event that the credit facility is not extended, it will be necessary for the Company to sell one or more of its projects and the Company will not be able to undertake by itself the exploration and development of any additional projects. The payment of property payments and the development of the property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing and public financing. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. The ability of the Company to explore its oil and properties and the future profitability of the Company are directly related to the market price of oil and gas. The Company monitors oil and gas prices to determine the appropriate course of action to be taken by the Company.

13. CAPITAL MANAGEMENT

The Company's objectives when managing capital are:

- to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and

- to provide an adequate return to shareholders by pricing products commensurately with the level of risk.

The Company considers the items included in shareholders' equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets to reduce debt or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

14. SUBSEQUENT EVENTS

Subsequent to December 31, 2008, the Company granted 4,400,000 bonus warrants to Mantle Resources LLC as fees in connection with a credit facility (Note 5). Each warrant is exercisable for one common share at a price of $0.05 per share expiring January 28, 2011. The expiry date can be reduced to January 28, 2010 upon the occurrence of certain events. The proceeds from the warrants will be used solely for either the payment of accrued interest and principal of the loan and, if the loan is in good standing, for any costs or expenses of certain new wells in Texas.

PORTRUSH PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
DECEMBER 31, 2008

15. **DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES**

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States ("United States GAAP") are described and quantified below.

Consolidated financial statement balances under United States GAAP

	2008	2007
Consolidated balance sheets		
Total assets under Canadian GAAP and United States GAAP	$ 1,028,804	$ 619,854
Additional depletion through ceiling test write-down	(16,193)	-
	1,012,611	619,854
Total liabilities under Canadian GAAP and United States GAAP	$ 888,336	$ 232,771
Capital stock, common shares returned to treasury and contributed surplus under Canadian GAAP	14,349,135	14,185,826
Cumulative compensation expense on granting of stock options	759,296	759,296
Capital stock, common shares returned to treasury and contributed surplus under United States GAAP	15,108,431	14,945,122
Deficit under Canadian GAAP	(14,208,667)	(13,798,743)
Cumulative compensation expense on granting of stock options	(759,296)	(759,296)
Additional depletion through ceiling test write-down	(16,193)	-
Deficit under United States GAAP	(14,984,156)	(14,558,039)
Total shareholders' equity under United States GAAP	124,275	387,083
Total liabilities and shareholders' equity under United States GAAP	$ 1,012,611	$ 619,854

Consolidated statements of operations, comprehensive loss and deficit	2008	2007
Total net loss under Canadian GAAP	$ (409,924)	$ (1,345,604)
Additional depletion through ceiling test write-down	(16,193)	-
Total net loss under United States GAAP	$ (426,117)	$ (1,345,604)

The impact of the differences between Canadian GAAP and United States GAAP do not materially affect the consolidated statement of cash flows.

(Expressed in Canadian Dollars)

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

Oil and gas properties

Under both United States and Canadian GAAP, property, plant and equipment must be assessed for potential impairment.

Under Canadian GAAP, a ceiling test is applied to ensure that capitalized costs for oil and gas properties and equipment do not exceed the sum of estimated undiscounted, future net revenues from proven reserves less the cost incurred or estimated to develop those reserves, interest and general and administration costs, and an estimate for restoration costs and applicable taxes. Any impairment loss as a result of the ceiling test is to be measured as the amount by which the carrying amount of the asset exceeds the expected future cash flows discounted using a risk free interest rate.

Under United States GAAP, costs accumulated in each cost center are limited to an amount equal to the present value, discounted at 10%, of the estimated future net operating revenues from proved reserves, net of restoration costs and income taxes. Under United States GAAP an additional ceiling test write-down was not required as at December 31, 2007 and 2006.

Stock-based compensation

Under both United States and Canadian GAAP, the Company accounts for stock based compensation as disclosed in Note 2. Accordingly, there is no difference between Canadian GAAP and United States GAAP on the accounting for stock-based compensation for the years ended December 31, 2008, 2007 and 2006.

For the year ended December 31, 2002 and prior, for United States GAAP purposes, the Company elected to account for stock-based compensation using Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees". Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the option price.

(Expressed in Canadian Dollars)

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

Recent accounting pronouncements

In December 2007, the Emerging Issues Task Force (EITF") met and ratified EITF No.07-01, Accounting for Collaborative Arrangements, in order to define collaborative arrangements and to establish reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. This EITF is effective for financial statements issued for fiscal years beginning after December15, 2008, and interim periods within those fiscal years. This EITF is to be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. We are currently assessing the impact of this EITF to our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities". SFAS No. 161 changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and how derivative instruments and related hedged items affect an entity's operating results, financial position, and cash flows.

SFAS No. 161 is effective for fiscal years beginning after November 15, 2008. Early adoption is permitted. We are currently reviewing the provisions of SFAS No. 161 and have not yet adopted the statement. However, as the provisions of SFAS No. 161 are only related to disclosure of derivative and hedging activities, we do not believe the adoption of SFAS No. 161 will have a material impact on our consolidated operating results, financial position, or cash flows.

In April 2008, the FASB issued FSP FAS 142-3, Determination of the Useful Life of Intangible Assets or FSP FAS 142-3. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. The intent of the position is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the intangible asset. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. We do not believe that implementation of this standard will have a material impact on our consolidated financial position, results of operations or cash flows.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles or SFAS No. 162. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. This statement shall be effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. We do not believe that implementation of this standard will have a material impact on our consolidated financial position, results of operations or cash flows.

In June 2008, the FASB issued FSP No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities," (FSP EITF 03-6-1). FSP EITF 03-6-1 states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. Management has determined that the adoption of FSP EITF 03-6-1 will not have an impact on the Financial Statements.

Form 52-109FV1
Certification of annual filings – venture issuer basic certificate

I, *Martin Cotter, Director and Chief Executive Officer of Portrush Petroleum Corporation*, certify the following:

1.   ***Review:*** I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of *Portrush Petroleum Corporation* (the "issuer") for the financial year ended *December 31, 2008.*

2.   ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.   ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: April 30, 2009

    "Martin Cotter"
Martin Cotter
Director and Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)   controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)   a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV1
Certification of annual filings – venture issuer basic certificate

I, *Martin Cotter, Director and Chief Financial Officer of Portrush Petroleum Corporation*, certify the following:

1.   ***Review:*** I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of *Portrush Petroleum Corporation* (the "issuer") for the financial year ended *December 31, 2008.*

2.   ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.   ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: April 30, 2009

_____*"Martin Cotter"*_____
Martin Cotter
Director and Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)   controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)   a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 51-102F1
MANAGEMENT'S DISCUSSION & ANALYSIS

Portrush Petroleum Corporation

Description of Business and effective Date of this Report

Portrush Petroleum Corporation ("Company") is a junior oil and natural gas exploration and production company. The Company is focused on its core property the Mission River project, situated in Refugio and Goliad Counties, Gulf Coast, Texas. The Mission River project has placed twelve wells on production producing mostly gas with some oil. Portrush is a reporting issuer publicly traded on the TSX Venture Exchange in Canada under the symbol PSH.

This discussion should be read in conjunction with the financial statements and related notes of the Company for the period ended December 31, 2008 (the "Financial Statements"). The information in this Management Discussion and Analysis ("MD&A") contains forward-looking information or statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The information contained in this report is made as of April 29, 2009.

2008 Highlights

- The last 4 Mission River wells, numbers 8,10,11,12 were all successful and new pay zones were found that have not been previously produced in the field. Each new well is located to develop the newly discovered Lower Frio formations but will also be positioned to develop the proven Upper Vicksburg (8,000' to 8,500')

- The Company will not participate in the next three well programs in Mission River.

- The current daily production from the field is 2,500 Mcfd and 90 barrels of oil; the Company holds a 10% working interest in the Mission River Project.

- The gathering system has sufficient capacity to handle any anticipated increase in production arising from the additional wells.

- In late October, the Company began drilling the Waubuno #2 based on new 3D seismic survey; drilling completed in late December and the Company has yet to decide whether to complete or abandon the well.

- Reported oil and gas revenues for the year ended December 31 were $669,710 compared to $392,534 for the same period in 2007, with a reported net loss of $0.01 per share for the period in 2008 compared to a net loss of $0.03 per share for 2007.

Oil and Gas Properties

Ontario prospects, Canada

The Company negotiated leases on a gas prospect located in the Moore Township, Lambton County, Southwestern Ontario, Canada. The prospect is located in the heart of a gas storage area on trend and mid point between two pinnacle reef gas storage pools, Kimball Colinville and Waubuno.

The Moore 5-13-III well was drilled to a final total depth of 729.0m. on December 6, 2007 without encountering a pinnacle reef. The well encountered a number of "reef proximity indicators" including two zones of reef derived "Sucrosic Dolomite" in the upper A1 Carbonate formation. The lower zone with 11.8' of thickness gave up good oil showings while drilling. The Neutron-Density logs indicate porosity in the 6.0% range but with poor permeability and not suitable for completion. "Fracturing stimulation" is not allowed on wells that are drilled adjacent to gas storage reservoirs so this was not an option for the Company.

The well is considered a near miss of a pinnacle reef. The 2-D Seismic anomaly on which it was drilled is considered "sideswipe" to a pinnacle. The Company planned a more sophisticated 3-D Seismic survey over the lands to pinpoint a drillable anomaly. This survey was completed in May 2008 and received a favorable geophysical report and interpretation from its consultants in Calgary, Alberta. The Company finished drilling the second well in late December and must now decide to complete or abandon the well.

The prospect is on trend and mid point between two pinnacle reef gas storage pools, Kimball Colinville and Waubuno and it is favourably located with respect to a Union Gas Pipeline tie-in located on the Kimball Side Road approximately 1.55 miles from the prospect.

Portrush commissioned a Calgary based Petrophysical Consulting firm to conduct a detailed evaluation on the Moore 6-12-III #2 well on its Waubuno property in Moore (St. Clair) Township, Lambton County, Southwestern Ontario which was drilled in December 2008. The evaluation is based on log calculations and an oil show observed during drilling at the top of the main potentially productive porosity interval. The results will be considered preliminary until such time as the well is placed on production. The Company holds a 89% WI in the project.

Mission River Project, Texas U.S.A

In Texas, the Company has a joint venture with the McAlester Fuel Company of Houston, Texas to develop the Mission River Project, situated in Refugio and Goliad Counties, Gulf Coast, Texas. The Company owns a 10% working interest in the project.

The initial twelve (12) well program was designed to test bypassed oil and gas payzones in the traditional producing intervals from 5,000 to 6,400 feet; The first well was spudded on April 30th 2004 and twelve wells have since been drilled and completed as gas wells. A gas pipeline runs through the property.

The operator has drilled the number 11 & 12 wells and they have been placed on production. The current daily production from the field is 2,500 Mcfd and 90 barrels of oil.

Lenox Project, Michigan U.S.A.

In June 2000, the Company acquired a 25% interest in two Silurian-Ordovician prospects, and associated leased lands (approximately 2,560 acres) located in St. Clair County, Cottrellville Township and Macomb County, Lenox Township, Southeast Michigan.

The Company focused its efforts on the Lenox project in Macomb County, SE Michigan where the Company earned a 22.5% working interest. The project consists of two oil wells with excess gas being flared. Production is no longer considered material.

The Michigan Basin contains extensive belts of organic reefs composed of carbonate rocks (Limestone and Dolomite) formed under shallow seas in the Silurian period. These oil and gas filled reefs are the principal target for exploration companies in the basin.

Exploration Risks

Oil and gas exploration and development involves significant risks. Few wells which are drilled are developed into commercially producing fields. Substantial expenditures may be required to establish reserves and no assurance can be given that commercial quantities or further reserves will be discovered or, if found, will be present in sufficient quantities to enable the Company to recover the costs incurred. The Company's estimates of exploration and production costs can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected formations, pressures and work interruptions. There can be no assurance that actual exploration cost will not exceed projected cost.

Selected Financial Information

	Year-end 12/31/08	Year-end 12/31/07	Year-end 12/31/06
Revenues (Net)	669,710	392,534	777,455
General and Administrative Expenses (not including stock based compensation)	548,383	347,180	409,264
Stock Based Compensation Expenses	38,249	46,671	205,385
Net Income (Loss) per share	(409,924) (0.01)	(1,345,604) (0.03)	(435,117) (0.01)
Working Capital (deficiency)	(641,745)	(91,000)	142,507
Oil & Gas Properties	840,790	514,105	1,347,654
Long Term Liabilities	Nil	Nil	Nil
Shareholders' Equity Dollar Amount Number of Securities [1]	$ 140,408 45,614,530	$ 387,083 45,262,363	$ 1,542,266 43,758,792

(1) During the year ended December 31, 2007, the company returned to treasury and cancelled 50,000 common shares. During the year ended December 31, 2006, the Company returned to treasury 300,000 common shares that were later cancelled in 2007.

The Company's accounting policy is to record its resource properties at cost. Exploration and development expenditures relating to oil and gas properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Summary of Quarterly Results

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2006	Total Revenue	150,811	228,986	205,098	192,560
	Net Income (loss)	7,868[1]	(234,176)[2]	(40,487)[3]	(167,322)[4]
	Basic and diluted Income (loss) per share	0.01	(0.01)	(0.01)	(0.01)
2007	Total Revenue	135,139	102,713	93,829	60,853
	Net loss	(73,191)	(91,248)[5]	(118,920)[6]	(1,062,245)[7]
	Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.02)
2008	Total Revenue	81,637	146,865	150,855	290,353
	Net Income (loss)	(50,652)[8]	(72,117)[9]	63,124	(350,279)
	Basic and diluted income (loss) per share	(0.01)	(0.01)	0.01	(0.01)

During the quarter, the Company recorded stock based compensation expenses of (1) $9,540, (2) $204,400, (3) $6,889, (4) $20,731, (5) $12,636, (6) $25,703, (7) $8,332, (8) $9,980, (9) $28,269.

Results of Operations

The Company does not operate the Mission River project, located in the State of Texas, which is currently its main source of revenue. The Company owns a 10% working interest in the project which is subject to a 25% royalty interest. Currently there are 12 wells on production with 2 wells producing oil and the remainder producing gas. Revenue from the project has been negatively impacted by the downward pressure on oil and gas prices. The Company does not expect a significant increase in prices during the next year and this will continue to impact revenue.

Fourth Quarter Ended December 31, 2008

Production: Production increased significantly in the third quarter as a result of wells coming on stream from the four well drilling program in Mission River. During the three month period ended December 31, 2008, the Company recorded gross revenues of $290,353 compared with $60,853 in 2007.

Expenses: Well operating expenses increased significantly in the third quarter due to costs associated with the new wells from the four well drilling program in Mission River. Operating expenses were $102,878 compared with $18,696 in the previous year.

Depletion Expenses: In the previous year, there was an increase in depletion expense, a non-cash charge to operations resulting from an adjustment to reserve estimates on the US oil and gas properties; this depletion expense adjustment resulted in the Company recording depletion expenses of $1,233,325 in 2007 compared to $132,371 in 2008.

Administration Expenses: The Company is continuing to maintain very modest administration expenses and these expenses were consistent with previous quarters. There was no stock based compensation expense recorded in 2008 compared to $8,332 in 2007.

Year Ended December 31, 2008

Production: Production began to increase after the first quarter of the year as a result of increased production from the Mission River project. Although production from the Lenox project, a 2 well oil project, declined over the year, the Company expects production from the four well drilling program in Mission River to increase so as to offset declines in Lenox. Although the Company continues to generate some revenue from Lenox, production is no longer considered to be material and no reserves were assigned to the Lenox project at year end. During fiscal 2008, the Company recorded gross revenues of $669,710 compared with $392,534 in 2007.

Currency Fluctuations: Oil and gas revenue and operating costs fluctuate with changes in the exchange rate between the Canadian and US dollar as all revenue producing properties are located in the United States. The Company converts its US revenues and expenses using an average of the monthly Bank of Canada rate exchange rates.
Expenses: Well operating expenses increased during the year due to operating expenses associated with the new wells from the four well drilling program in Mission River. Well operating expenses were $169,080 compared with $94,912 in the previous year.

Depletion Expenses: In the previous year, there was an increase in depletion expense, a non-cash charge to operations resulting from an adjustment to reserve estimates on the Mission River project. This depletion expense adjustment resulted in the Company recording depletion expenses of $250,148 compared with $1,233,325 in 2007.

Administration Expenses: The Company is continuing to maintain very modest administration expenses and these expenses were consistent with the previous year except for the $100,000 charge for property investigation arising out of a proposed gas project in California and the non-cash financing fee of $106,000 attributed to the issuance of loan bonus warrants. General and administration expenses before non-cash expenses and property investigation costs were $342,383 compared with $347,180 for the same period in 2007. Included in General and administration expenses are interest expenses paid in fiscal 2008 of $29,739 ($2,337 in 2007).

Stock based compensation expenses recorded in 2008 were very similar to those incurred in 2007. The Company recorded a non-cash charge for stock-based compensation pertaining to the grant of stock options of $38,249 compared to $46,671 in 2007. The inclusion of this expense is based on Canadian accounting policies that require the Company to include an "estimate of the grant date fair value" of stock options as a compensation expense.

The Company paid or accrued to the President of the Company management fees of US$6,000 per month; an amount that has not increased over the preceding two years. At the end of the year, the President of the Company had accrued but unpaid management fees and expenses of US$64,374.

The Company has recognized a financing fee of $106,000 (non-cash expense) relating to 4,400,000 warrants granted subsequent the December 31, 2008 in connection with the increased credit facility. The warrants have been valued using the Black-Scholes option pricing model with an expected volatility of 128%, a risk free interest rate of 1.37 %, an expected life of 2 years and an expected dividend yield of 0%.

Capital: The Company, with the assistance of the operator of the Mission River project, has established a credit facility with the Texas Community Bank in Texas, USA of US$450,000. These funds were used to pay the Company's share of the drilling costs of the new Mission River four well program. Each well cost the Company approximately US$110,000 for its share of the drilling expenses. The loan bears interest at the Lender's Commercial Prime Floating Rate plus one-half percent, matures on August 15, 2009, and is secured by the Company's interests in the Mission River property in Texas, USA. During fiscal 2008 the Company paid $28,921 in interest costs on the loan.

Outlook: The Company does not intend to participate in further drilling at the Mission River project. This will result in revenues remaining flat for the upcoming year unless another project comes on stream. The Waubuno project in Ontario will require at least $100,000 to complete in the event a production decision is made. The ability of the Company to explore its oil and gas properties and the future profitability of the Company are directly related to the market price of oil and gas. The Company expects little change in current oil and gas prices but will continue to monitor prices to determine the appropriate course of action to be taken by the Company.

Working Capital Deficiency

The Company's working capital deficiency is primarily due to the credit facility established with its US bank to fund the four well drilling program in Mission River. This loan of US$450,000 matures on August 15, 2009. The Company expects to renew the loan for another 12 month period. The loan is secured by the Company's interests in the Mission River property in Texas, USA.

Liquidity

The Company expects to extend its current credit facility with its US bank for another year when it comes due in the third quarter. Cash flow from operations will be used to reduce the amount of the loan over the next 12 months in a manner consistent with current G&A expenses. The Company cannot undertake any additional projects without additional financing or joint ventures.

The Company is currently reviewing all of its holdings with a view to selling or farming out current projects. In the event that the credit facility is not extended, it will be necessary for the Company to sell one or more of its projects and the Company will not be able to undertake by itself the exploration and development of any additional projects. The payment of property payments and the development of the property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing and public financing. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

The Company has not paid any dividends on its common shares and has no present intention of paying dividends on its common shares.

Investor Relations

The Company will continue its corporate awareness program with the aim of enhancing the Company's visibility and foster a clear understanding of its performance and strategic direction.

Outstanding Share Data

The following table summarizes the outstanding share capital as at the effective date of this Management Discussion and Analysis:

Common shares	45,614,530
Stock options	2,750,000
Warrants	6,233,500

(See Note 7 of the financial statements for additional detail)

Capital Resources

The Company has not entered into a property option agreement that requires the Company to meet certain yearly exploration expenditure requirements.

Off-Balance Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Transactions with Related Parties

The Company paid or accrued management fees of US$6,000 per month to a director, Martin Cotter for his services as the President of the Company. Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment. Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Financial Instruments

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and loan payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Credit risk

Credit risk is the risk of a financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations.

The Company's cash is primarily held in large Canadian financial institutions. The Company does not have any asset-backed commercial paper. The Company's receivables consist mainly of GST receivable due from the Federal Government of Canada and balances due from the sale of its share of oil and gas relating to its oil and gas properties. Management believes that the credit risk concentration with respect to financial instruments included in receivables is minimal.

Currency risk

Cash held in foreign currencies other than the Canadian dollar is subject to currency risk. The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar. The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. There is a very limited interest rate risk as the Company holds no interest bearing financial obligations or assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. The ability of the Company to explore its oil and properties and the future profitability of the Company are directly related to the market price of oil and gas. The Company monitors oil and gas prices to determine the appropriate course of action to be taken by the Company.

Risk Management

The Company's largest non-monetary assets are its oil and gas properties in the U.S.A. The Company has established a credit facility and has a loan payable in the U.S.A. The Company could accordingly be at risk of foreign currency fluctuations. The Company relies on consultants for the management of its oil and gas properties and for legal and accounting matters.

Capital Management

The Company's objectives when managing capital are:

•   to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and
•   to provide an adequate return to shareholders by pricing products commensurately with the level of risk.

The Company considers the items included in shareholders' equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets to reduce debt or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Disclosure Controls & Procedures

The roles of CEO and CFO are fulfilled by the Company's President. He has evaluated the effectiveness of the Company's disclosure controls and procedures and has concluded based on his evaluation that they are sufficiently effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations. The Company recognizes that a weakness exists in respect of the segregation of duties as a result of having a limited number of accounting staff both at head office and at the foreign subsidiary. He also concluded that considering the size and stage of development of the Company, the issue does not currently warrant the hiring of additional accounting staff to correct the lack of segregation of duties at this time.

Changes in Accounting Policy

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the CICA. As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

Assessing Going Concern

The Canadian Accounting Standards Board ("AcSB") amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern.

Financial Instruments

The AcSB issued CICA Handbook Section 3862, *Financial Instruments – Disclosures,* which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, *Financial Instruments – Recognition and Measurement,* Section 3863, *Financial Instruments – Presentation,* and Section 3865, *Hedges.*
The AcSB issued CICA Handbook Section 3863, *Financial Instruments – Presentation,* which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

Capital Disclosures

The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed.

Recent Accounting Pronouncements

Mining Exploration Costs

On March 27, 2009, the CICA approved EIC-174 "Mining Exploration Costs." This guidance clarified that an entity that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

This standard will be effective for the Company beginning on April 1, 2009. The Company is currently evaluating the impact of adopting this standard in 2009.

International Financial Reporting Standards ("IFRS")

In 2006, AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The ASB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the ACSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company is monitoring the impact of the transition on its business practices, systems and internal controls over financial reporting. A detailed analysis of the difference between IFRS and the Company's accounting policies as well as an assessment of the impact of various alternatives is underway. Changes in accounting policies are likely and may materially impact the Company's financial statements. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Outlook

The Company's primary focus for the foreseeable future will be on reviewing its financial position and the ability to finance new business ventures in the oil and gas industry.

Additional Information

Additional information related to the Company is available for view on SEDAR at www.sedar.com and at www.portrushpetroleum.com.

Subsequent events

Subsequent to December 31, 2008, the Company granted 4,400,000 bonus warrants to Mantle Resources LLC as fees in connection with a credit facility. Each warrant is exercisable for one common share at a price of $0.05 per share expiring January 28, 2011. The expiry date can be reduced to January 28, 2010 upon the occurrence of certain events. The proceeds from the warrants will be used solely for either the payment of accrued interest and principal of the loan and, if the loan is in good standing, for any costs or expenses of certain new wells in Texas.

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: Portrush Petroleum Corporation

**Financial Year Ending, used in
calculating the participation fee:** December 31, 2008

Complete Only One of 1, 2 or 3:

**1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the
U.S.)**

<u>Market value of equity securities</u>:
Total number of equity securities of a class or series outstanding at the end of the
issuer's most recent financial year   45,614,530
Simple average of the closing price of that class or series as of the last trading day
of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of
the Rule)   X <u>$0.08</u>
Market value of class or series   = <u>$3,649,162</u>

                  <u>$3,649,162</u> (A)

(Repeat the above calculation for each class or series of equity securities of the
reporting issuer that are listed and posted for trading, or quoted on a marketplace
in Canada or the United States of America at the end of the financial year)

                  <u>n/a</u>(A)

<u>Market value of corporate debt or preferred shares of Reporting Issuer or
Subsidiary Entity referred to in Paragraph 2.5(b)(ii)</u>:   <u>n/a</u>(B)
[Provide details of how determination was made.]

(Repeat for each class or series of corporate debt or preferred shares)   <u>n/a</u>(B)

**Total Capitalization (add market value of all classes and series of equity
securities and market value of debt and preferred shares) (A) + (B) =**   <u>$3,649,162</u>

Total fee payable in accordance with Appendix A of the Rule   <u>$600</u>

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)   _____

Total Fee Payable   x   Number of entire months
                        <u>remaining in the issuer's financial year</u>
                                12

Late Fee, if applicable   <u>n/a</u>
(please include the calculation pursuant to section 2.9 of the Rule)



NOTICE OF ANNUAL SPECIAL MEETING

TAKE NOTICE that the annual special meeting (the "Meeting") of the shareholders of **PORTRUSH PETROLEUM CORPORATION** (the "Company") will be held on Friday May 29, 2009, in the Boardroom of the Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, B.C. at 11:00 a.m. for the following purposes:

1.   To receive and consider the report of the directors and the Audited Financial Statements of the Company for the year ended December 31, 2008, together with the Auditor's Report.

2.   To fix the number of directors at three.

3.   To elect Directors for the ensuing year.

4.   To appoint Davidson & Company, Chartered Accountants, as the Auditor for the Company, and to authorize the Directors to fix the remuneration to be paid to the Auditor.

5.   To approve the resolution to alter the Articles of the Company as more fully set forth in the information circular accompanying this notice.

6.   To approve the resolution to consolidate the share capital of the Company as more fully set forth in the information circular accompanying this notice.

7.   To reaffirm and approve the Company's existing stock option plan for the ensuing year, as more fully set forth in the information circular accompanying this notice.

8.   To transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED at Vancouver, British Columbia, this 29th day of April, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

_____*"Martin Cotter"*_____
Martin Cotter, Director and President

PORTRUSH PETROLEUM CORPORATION
(the "Company")
Suite 200 – 1687 W. Broadway
Vancouver, B.C. V6J 1X2

INFORMATION CIRCULAR

This information is given as of April 29, 2009

This information circular is furnished in connection with the solicitation of proxies by the management of **PORTRUSH PETROLEUM CORPORATION** (the "Company") for use at the annual general meeting of the Company to be held on May 29, 2009, and at any adjournments thereof (the "Meeting"). Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the "shareholder") on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be received by mail by the Company's registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (or electronically as setout in proxy) not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will receive either a voting instruction form or a form of proxy.

The voting instruction form, when properly completed and **signed by the Non-Registered Holder** and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions.

The Non-Registered Holder may be given a form of proxy **which has already been signed by the Intermediary** restricted as to the number of shares beneficially owned by the Non-Registered Holder. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to Computershare Investor Services Inc.,** at the address or fax number as provided above.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.

Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value, of which **45,614,530** common shares are issued and outstanding.

Only the holders of common shares are entitled to vote at the Meeting and the holders of common shares are entitled to one vote for each common share held. Holders of common shares of record on April 21, 2009 (the "Record Date") will be entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, no shareholder beneficially owns shares carrying more than 10% of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

The Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at three (3). Management of the Company proposes to nominate each of the following persons for election as a director.The following table sets out the names of the persons to be nominated for election as Directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employments during the past five years if such nominee is not presently an elected Director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name and Residence of Proposed Directors and Present Offices Held	Principal Occupation	Appointment Date	Number of Shares
Martin P. Cotter[1] Dublin, Ireland *President and Director*	Self-employed professional engineer. Director of the Company from 1996 to present.	January 29, 1996	**2,896,666**
Neal Iverson[1] Vancouver, B.C. *Director*	President of NCI Realty Limited, a commercial real estate brokerage firm based in Vancouver.	September 26, 2001	**0**
Wesley Franklin[1] Coupeville, WA *Director*	Chief Geologist with the McAlester Fuel Company.	May 31, 2005	**1,000,000**

The above information was provided by the individual nominee.
(1) Member of the audit committee.

STATEMENT OF EXECUTIVE COMPENSATION

The following table sets forth all amounts of compensation paid by the Company to the President and Chief Executive Officer, Mr. Martin Cotter, for services rendered to the Company for the periods indicated. The Company has only one named executive officer ("NEO"). For the past three years, Mr. Cotter has been paid $6,000 per month in US dollars. (The Company converts US dollars to Canadian using an average of the monthly Bank of Canada exchange rates.)

The Company relies solely on board discussion, without formal objectives, criteria or analysis, to determine the level of executive compensation. The Company and its subsidiaries have no employment contracts with any Named Executive Officers.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Share based awards ($)	Option based awards ($)	Non-equity incentive plan compensation Annual ($)	Pension value ($)	All Other Compensation ($)	Total Compensation ($)
Martin Cotter *President*	2008	76,280	Nil	28,269*	Nil	Nil	Nil	104,549*
	2007	79,900	Nil		Nil	Nil	Nil	79,900
	2006	80,875	Nil		Nil	Nil	Nil	80,875

* (includes) stock based compensation calculated as the grant date fair value determined in accordance with section 3870 of the CICA Handbook.

Incentive Plan Awards Outstanding

The following table sets forth the options to purchase common shares of the Company outstanding at the end of period for the Named Executive Officers of the Company. The Company does not have any share award plans or share awards (vested or unvested) outstanding.

Name	Number of Securities underlying unexercised options	Option Exercise Price ($)	Option expiration date	Value of unexercised in-the-money options at year end ($)
Martin Cotter	1,500,000*	$0.15	10-Apr-09	$0.00
Martin Cotter	500,000	$0.10	09-Aug-10	$0.00
Martin Cotter	500,000	$0.10	10-Jun-11	$0.00

*expired

Pension Plan Benefits

The Company does not have any defined contribution plans or defined benefit pension plans that provide for payments or benefits at, following, or in connection with retirement.

Termination and Change of Control Benefits

There are no compensatory plans or arrangements with respect to any Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a changed of the Name Executive Officer's responsibilities following a change in control.

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors for the Company's most recently completed financial year.

Name	Fees earned ($)	Share based awards ($)	Option based awards ($)*	Non-equity incentive plan compensation Annual ($)	Pension value ($)	All Other Compensation ($)	Total Compensation ($)
Neal Iverson	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Wes Franklin	Nil	Nil	Nil	Nil	Nil	Nil	Nil

SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company's fiscal year ended December 31, 2008, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	4,500,000	$0.1225	26,236
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	4,500,000	$0.1225	26,236

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since January 1, 2008, being the commencement of the Company's last completed financial year, none of the following persons, except as set out herein and below, has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries:

(a) any director or executive officer of the Company;
(b) any shareholder holding, directly or indirectly, more than 10% of the voting rights attached to all the shares of the Company; and
(c) any associate or affiliate of any of the foregoing persons.

During the Company's financial year ended December 31, 2008, the Company paid or accrued $76,280 for management services to the President of the Company.

CORPORATE GOVERNANCE

General

Corporate governance relates to the activities of the Board of Directors, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of Strathmore. The Board of Directors is committed to sound corporate governance practices, which are both in the interest of its Shareholders and contribute to effective and efficient decision making.

Pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices ("**NI 58-101**"), Strathmore has reviewed existing guidelines in terms of NI 58-101 and hereby discloses its corporate governance practices in compliance with NI 58-101, as summarized below.

1. Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment.

The board facilitates its independent supervision over management by reviewing all significant transactions of the Company.

The independent members of the Board of Directors of the Company are Neal Iverson and Wes Franklin. The non-independent director is Martin Cotter, President and Chief Executive Officer of the Company. A majority of the Board is independent, and one director is an officer of the Company.

2. Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company's oil and gas properties and on the responsibilities of directors.

Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

3. Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors' participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

4. Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

5. Compensation

The Board determines compensation for the directors and the CEO.

6. Other Board Committees

The Board has no other committees other than the audit committee, the stock option committee, and the compensation committee.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the reappointment of Davidson & Company, Chartered Accountants, of Vancouver, British Columbia, as auditor of the Company to hold office until the close of the next annual general meeting of the Company.

Davidson & Company, Chartered Accountants, were first appointed auditor of the Company at the annual general meeting of the Company held on April 12, 1999.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI 52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following.

Audit Committee Charter

The audit committee is a committee of the board of directors of the Company that is independent of the Company's management and represents the interests of the Company's shareholders.

The audit committee is authorized by the board of directors to:

(a) oversee the process of selecting and appointing the Company's external auditor,
(b) oversee the conduct of the audit, and
(c) have primary responsibility for the relationship between the Company and its external auditor.

Responsibilities of the Audit Committee

The audit committee must:

(a) take reasonable steps, at the time the auditor's appointment is under consideration, to ensure that the auditor is independent of management of the Company in accordance with applicable standards,

(b) determine whether the audit fees charged by the auditor appear adequate in relation to the work required to support an audit opinion, without regard to fees that might be paid to the auditor for other services,

(c) meet with the auditor, regularly and when otherwise appropriate, without management present to determine whether there are any contentious issues between the auditor and management relating to the Company's financial disclosure and, if so, whether those issues have been resolved to the auditor's satisfaction,

(d) establish, and monitor compliance with, the Company's policies regarding (i) the auditor's providing services beyond the scope of the Company's audit, and (ii) the Company's hiring individuals formerly employed by the auditor to fill senior officer positions of the Company, and

(e) prepare annually a report describing the steps it has taken to ensure that the auditor is independent of management of the Company, including (i) the policies and procedures followed so that any contracts for non-audit services to be provided by the auditor do not compromise the auditor's independence, and (ii) the nature of any non-audit service contracts entered into and the amount of the related fees.

The Company's audit committee is comprised of three directors: Martin Cotter, Wes Franklin and Neal Iverson. All audit committee members are "financially literate" (as defined in MI 52-110) and only Martin Cotter, the President, is not "independent".

Since the commencement of the Company's most recently completed financial year, the Company's Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirements that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company's Board of Directors, and where applicable the audit committee, on a case-by-case basis.

In the following table, "audit fees" are billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year.

 "Audit-related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "Tax fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. "All other fees" are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2008	$30,000	Nil	$7,450	Nil
December 31, 2007	$24,500	Nil	$2,550	Nil

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a) Alterations to Company's Articles

On March 29, 2004, the new British Columbia *Business Corporations Act* ("BCA") was proclaimed, replacing the preexisting British Columbia *Company Act*. Accordingly, the Company is now subject to the BCA, and no longer governed by the *Company Act*. The BCA is a more modern corporate statute, and is designed to provide greater flexibility and efficiency for British Columbia companies. The Company previously adopted a new form of articles to take advantage of the greater flexibility and efficiency inherent in the BCA and to make its articles consistent with the terminology and certain provisions of the BCA.

In order to provide the Company with flexibility in managing its share structure, the Company is proposing to amend section 8.1 of its articles to allow the directors, in accordance with the BCA, to amend the share structure of the Company.

At the Meeting, shareholders will be asked to approve an ordinary resolution amending section 8.1 of as follows:

"**RESOLVED**, as an ordinary resolution, that section 8.1 of the Company's articles be amended by amending section 8.1 which reads as follows: "Subject to the Business Corporations Act, the Company may by ordinary resolution alter its shares or authorized share structure." to "Subject to the Business Corporations Act, the Company may by directors resolution or by ordinary resolution, in each case as determined by the directors, alter its shares or authorized share structure."

Management of the Company recommends that shareholders approve this resolution and the persons named in the enclosed form of proxy intend to vote for the approval of the resolution at the Meeting unless otherwise directed by the shareholders appointing them.

(b) Consolidation of share capital

It is the opinion of Management that a consolidation of the Company's share capital on the basis of up to ten old common shares for one new common share is required in order to attract new equity investment in the Company whether it be through private or public markets. The consolidation will be subject to the policies of the TSX Venture Exchange.

Accordingly, shareholders will be asked to approve the following:

"**RESOLVED**, as an ordinary resolution and subject to regulatory approval, that the Company authorize the directors, as they may determine, to alter the shares of the Company by consolidating all of the issued and outstanding common shares without par value of the Company, on the basis of up to ten old common shares without par value, into one new common share without par value."

In the event Shareholders do not approve this resolution, then the Company will not proceed with the consolidation of its share capital. **Management of the Company recommends that shareholders approve this resolution and the persons named in the enclosed form of proxy intend to vote for the approval of the resolution at the Meeting unless otherwise directed by the shareholders appointing them.**

(c) Reaffirm Stock Option Plan

During the next year, the Company may grant additional stock options pursuant to its existing Incentive Stock Option Plan (the "Plan"), subject to all necessary regulatory approvals. Under the current policy of the TSX Venture Exchange (the "Exchange"), shareholder approval of the Plan is required on an annual basis. Under the Exchange's Policy 4.4, governing stock options, all issuers are required to adopt a stock option plan pursuant to which stock options may be granted. The Plan is limited to 10% of the issued shares of the Company at the time of any granting of options (on a non-diluted basis). This is constituted as a "rolling" as opposed to a "fixed number" plan. Any previously granted options are governed by the Plan, and if any options granted expire or terminate for any reason without having been exercised in full, the unpurchased shares shall again be available under the Plan. Options must be issued only on terms acceptable to the Exchange and the Plan complies with the requirements of Exchange Policy 4.4 for Tier 2 issuers.

A copy of the Plan is available for review at the offices of the Company or the registered offices of the Company, at Suite 700 – 595 Howe Street, Vancouver, BC, V6C 2T5 during normal business hours up to and including the date of the Meeting.

The Company is asking shareholders to approve the following resolutions:

"**RESOLVED** that, subject to regulatory approval:

1. the Company's stock option plan (the "Plan") be and it is hereby affirmed and approved;
2. the board of directors be authorized to grant options under and subject to the terms and conditions of the Plan, which may be exercised to purchase up to 10% of the issued common shares of the Company as at the time of grant;
3. the directors and officers of the Company be authorized and directed to perform such acts and deeds and things and execute all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions."

OTHER MATTERS

The management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Financial information relating to the Company is provided in the Company's comparative financial statements and MD&A for the financial year ended December 31, 2008.

Shareholders may contact the Company to request copies of financial statements and MD&A at the following address:


Portrush Petroleum Corporation
Suite 700 – 595 Howe Street
Vancouver, British Columbia
Canada V6C 2T5


CERTIFICATE

The content and sending of this information circular has been approved by the Company's board of directors.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated as of the 29rd day of April, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

"Martin Cotter"
Martin Cotter, Director and President

PORTRUSH PETROLEUM CORPORATION



9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual and Special Meeting to be held on May 29, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 11:00 AM, Pacific Time, on Wednesday, May 27, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

 **To Vote Using the Telephone**

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

 **To Vote Using the Internet**

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER   **HOLDER ACCOUNT NUMBER**   **ACCESS NUMBER**

 

Appointment of Proxyholder

I/We, being holder(s) of Portrush Petroleum Corporation hereby appoint: **Martin Cotter**, the President of the Company, or failing him, **Neal Iverson**, director,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of **Portrush Petroleum Corporation** to be held at Computershare Boardroom, 510 Burrard Street, 3rd Floor, Vancouver, BC V6C 3B9 on Friday, May 29, 2009 at 11:00 AM (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Set the Number of Directors To Set the Number of Directors at 3.	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Martin Cotter	☐	☐	02. Neal Iverson	☐	☐	03. Wesley Franklin	☐	☐

	For	Withhold
3. Appointment of Auditors Appointment of Davidson & Company, LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. Approve Alteration of Articles Approve the resolution to alter the Articles of the Company as set out in the information circular.	☐	☐
5. Approve Consolidation of Share Capital Approve the resolution to consolidate the share capital of the Company as set out in the information circular.	☐	☐
6. Approve Stock Option Plan Approve the Stock Option Plan for the Company as set out in the information circular.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

   0 6 3 2 3 2   A R 0   P S H Q

(the "Corporation")

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the "Statement") is dated April 30, 2009. The effective date of the Statement is December 31, 2008 and the preparation date of the Statement is April 28th, 2009.

The reserves information presented in this Statement is for the Mission River Property. The evaluation of the Mission River Property was prepared by DeGolyer and MacNaughton Canada Limited (the "Consultant's Report"). Monetary values in this report are expressed in United States (U.S.) dollars.

Disclosure of Reserves Data

The reserves data set forth below (the "Reserves Data") is based upon evaluation by the Consultant with an effective date of December 31, 2008 contained in the Consultants Report. The Reserves Data summarizes the crude oil, natural gas liquids and natural gas reserves of the Corporation and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Consultant's Report has been prepared in accordance with the standards contained in the COGE Handbook and the reserve definitions contained in NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. The Corporation engaged the Consultant to provide an evaluation of proved and proved plus probably reserves and no attempt was made to evaluate possible reserves.

All of Portrush's reserves are in the United States. The Mission River Property is in the state of Texas.

The Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 and the Report on Reserves Data by Independent Qualified Reserves Evaluators in Form 51-101F2 are attached as Schedules "A" and "B" respectively.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of the Corporation's crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

SUMMARY OF RESERVES AS OF December 31, 2008 (Forecast Prices & Costs)

RESERVES CATEGORY	Light & Medium Oil		Heavy Oil		Natural Gas (1)		Natural Gas Liquids	
	Gross (2) (bbls)	Net (3) (bbls)	Gross (2) (bbls)	Net (3) (bbls)	Gross (2) (MMcf)	Net (3) (MMcf)	Gross (2) (bbls)	Net (3) (bbls)
PROVED								
Developed Producing	935	701	-	-	43	32	-	-
Developed Non-Producing	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-
TOTAL PROVED	935	701	-	-	43	32	-	-
Probable	903	677	-	-	20	15	-	-
TOTAL PROVED + PROBABLE	1,838	1,378	-	-	63	47	-	-
Possible	-	-	-	-	-	-	-	-
TOTAL PROVED + PROB + POSS	1,838	1,378	-	-	63	47	-	-

(1) Estimates of Reserves of natural gas include associated and non-associated gas.

(2) "Gross Reserves" are Company's working interest reserves before the deduction of royalties.

(3) "Net Reserves" are Company's working interest reserves after deductions of royalty obligations plus the Company's royalty interests.

Note: The numbers in this table may not add exactly due to rounding.

SUMMARY OF NET PRESENT VALUE OF FUTURE NET REVENUE
AS OF December 31, 2008 (Forecast Prices & Costs)

RESERVES CATEGORY	Net Present Value (NPV) of Future Net Revenue (FNR)										Unit Value
	Before Income Taxes - Discounted at (%/yr)					After Income Taxes - Discounted at (%/yr)					BFIT Disc.
	0 (MU.S.$)	5 (MU.S.$)	10 (MU.S.$)	15 (MU.S.$)	20 (MU.S.$)	0 (MU.S.$)	5 (MU.S.$)	10 (MU.S.$)	15 (MU.S.$)	20 (MU.S.$)	@ 10%/Yr ($/BOE)
PROVED											
Developed Producing	127	125	122	120	118	127	125	122	120	118	20.22
Developed Non-Producing	-	-	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-	-	-
TOTAL PROVED	127	125	122	120	118	127	125	122	120	118	20.22
Probable	105	98	92	85	79	105	98	92	85	79	28.96
TOTAL PROVED + PROBABLE	232	223	214	205	197	232	223	214	205	197	23.23
Possible	-	-	-	-	-	-	-	-	-	-	-
TOTAL PROVED + PROB + POSS	232	223	214	205	197	232	223	214	205	197	23.23

Reference Item 2.1(1) and (2) of Form 51-101F1.

NPV of FNR includes all resource income: Sale of oil, gas, by-product reserves; Processing of third party reserves; Other income.

Income Taxes includes all resource income, appropriate income tax calculations and prior tax pools.

The unit values are based on net reserve volumes before income tax (BFIT).

Note: The numbers in this table may not add exactly due to rounding.

TOTAL FUTURE NET REVENUE (Undiscounted)
AS OF December 31, 2008 (Forecast Prices & Costs)

RESERVES CATEGORY	Revenue (MU.S.$)	Royalties (MU.S.$)	Operating Cost (MU.S.$)	Development Costs (MU.S.$)	Well Aband. Costs (MU.S.$)	BT Future Net Revenue (1) (MU.S.$)	Income Taxes (MU.S.$)	AT Future Net Revenue (1) (MU.S.$)
PROVED DEVELOPED PRODUCING	342	103	61	-	51	127	-	127
PROVED DEVELOPED	342	103	61	-	51	127	-	127
TOTAL PROVED	342	103	61	-	51	127	-	127
TOTAL PROVED + PROBABLE	550	167	100	-	52	232	-	232
TOTAL PROVED + PROB + POSS	550	167	100	-	52	232	-	232

(1) BT = Before Taxes and AT = After Taxes.

Reference Item 2.2(3) of Form 51-101F1.

Note: The numbers in this table may not add exactly due to rounding.

NET PRESENT VALUE OF FUTURE NET REVENUE BY PRODUCTION GROUP
AS OF December 31, 2008 (Forecast Prices & Costs)

RESERVES CATEGORY	PRODUCTION GROUP	BFIT Future Net Revenue Discounted (10%/Yr)(1) (MU.S.$)	UNIT VALUE ($/BOE)
PROVED	Light & Medium Crude Oil (including solution gas)	17	23.82
	Heavy Oil	-	-
	Natural gas (including by-products but excluding solution gas from oil wells)	106	19.82
PROVED + PROBABLE	Light & Medium Crude Oil (including solution gas)	47	30.51
	Heavy Oil	-	-
	Natural gas (including by-products but excluding solution gas from oil wells)	167	21.73

(1) The unit values are based on net reserve volumes before income tax (BFIT).

Reference Item 2.2(3)(c) of Form 51-101F1.

Note: The numbers in this table may not add exactly due to rounding.

PORTRUSH PETROLEUM CORPORATION
RESERVES RECONCILIATION - FORECAST PRICE CASE
COMPANY SHARE GROSS
Effective Date: December 31, 2008

	Total Oil (BBL)	Light/Med Oil (BBL)	Heavy Oil (BBL)	Sales Gas (MMCF)	NGL (BBL)	BOE (BBL)
Opening Balance (Dec. 31, 2007)	3,612	3,612	-	19	-	6,779
Extensions	386	386	-	49	-	8,553
Improved Recovery	-	-	-	-	-	-
Technical Revisions*	1,379	1,379	-	23	-	5,212
Discoveries	-	-	-	-	-	-
Acquisitions**	-	-	-	-	-	-
Dispositions**	-	-	-	-	-	-
Economic Factors ***	(1,459)	(1,459)			-	(1,459)
Production	(2,983)	(2,983)	-	(48)	-	(10,983)
						-
Closing Balance (Dec. 31, 2008)	935	935	-	43	-	8,102
						-
Opening Balance (Dec. 31, 2007)	3,612	3,612	-	19	-	6,779
Extensions	386	386	-	49	-	8,553
Improved Recovery	-	-	-	-	-	-
Technical Revisions*	1,379	1,379	-	23	-	5,212
Discoveries	-	-	-	-	-	-
Acquisitions**	-	-	-	-	-	-
Dispositions**	-	-	-	-	-	-
Economic Factors ***	(1,459)	(1,459)			-	(1,459)
Production	(2,983)	(2,983)	-	(48)	-	(10,983)
						-
Closing Balance (Dec. 31, 2008)	935	935	-	43	-	8,102
						-
Opening Balance (Dec. 31, 2007)	3,612	3,612	-	19	-	6,779
Extensions	386	386	-	49	-	8,553
Improved Recovery	-	-	-	-	-	-
Technical Revisions*	1,379	1,379	-	23	-	5,212
Discoveries	-	-	-	-	-	-
Acquisitions**	-	-	-	-	-	-
Dispositions**	-	-	-	-	-	-
Economic Factors ***	(1,459)	(1,459)			-	(1,459)
Production	(2,983)	(2,983)	-	(48)	-	(10,983)
						-
Closing Balance (Dec. 31, 2008)	935	935	-	43	-	8,102
						-
Opening Balance (Dec. 31, 2007)	5,263	5,263	-	23	-	9,096
Extensions	566	566	-	57	-	10,066
Improved Recovery	-	-	-	-	-	-
Technical Revisions*	1,803	1,803	-	31	-	6,970
Discoveries	-	-	-	-	-	-
Acquisitions**	-	-	-	-	-	-
Dispositions**	-	-	-	-	-	-
Economic Factors ***	(2,809)	(2,809)			-	(2,809)
Production	(2,985)	(2,985)	-	(48)	-	(10,985)
						-
Closing Balance (Dec. 31, 2008)	1838	1,838	-	63	-	12,338
						-
Opening Balance (Dec. 31, 2007)	5,263	5,263	-	23	-	9,096
Extensions	566	566	-	57	-	10,066
Improved Recovery	-	-	-	-	-	-
Technical Revisions*	1,803	1,803	-	31	-	6,970
Discoveries	-	-	-	-	-	-
Acquisitions**	-	-	-	-	-	-
Dispositions**	-	-	-	-	-	-
Economic Factors ***	(2,809)	(2,809)			-	(2,809)
Production	(2,985)	(2,985)	-	(48)	-	(10,985)
						-
Closing Balance (Dec. 31, 2008)	1838	1,838	-	63	-	12,338

The numbers in this table may not exactly add due to rounding.

* Includes technical revisions due to reservoir performance, geological and engineering changes; economic revisions due to changes in economic limits; and working interest changes resulting from the timing of interest reversions.

** Includes production attributable to any acquired interests from the acquisition date to effective date of the report and production realized from disposed interests from the opening balance date to the effective date of disposition.

*** includes economic revisions related to price, operating cost, royalty factor changes and Lenox reserves that were not evaluated in this report due to marginal economics, as requested by Portrush.

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

- analysis of drilling, geological, geophysical and engineering data;
- the use of established technology; and
- specified economic conditions.

Reserves are classified according to the degree of certainty associated with the estimates.

(a)   **Proved reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b)   **Probable reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(c)   **Developed reserves** are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i)   **Developed producing reserves** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have been previously on production, and the date of resumption of production must be known with reasonable certainty.

(ii)   **Developed non-producing reserves** are those reserves that either have not been on production, or have been on production, but are shut-in, and the date of resumption of production is unknown.

(d)   **Undeveloped reserves** are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to the individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a)   at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b)   at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

Forecast Prices and Costs

Forecast prices and costs are those:

(a)   generally acceptable as being a reasonable outlook of the future; and

(b)   if and only to the extent that there are fixed or presently determinable future prices or costs to which the Corporation is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast cost and price assumptions assume increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. Crude oil and natural gas benchmark reference pricing, inflation and exchange rates utilized by the Contractors and in the Contractors Report were an average of forecast prices published by DeGolyer and MacNaughton Canada Limited as at December 31, 2008.

Future Development Costs

The Corporation has not deducted any development costs in the estimation of the Corporation's future net revenue attributable to the proved or proved and probable reserve categories as the Corporation's interest in the Mission River field is a carried interest.

Other Oil and Gas Information

The following is a description of Portrush's principal oil and natural gas properties as at December 31, 2008. The following descriptions do not include the properties acquired by Portrush after that date. Unless otherwise indicated, production stated is the average production for the period from January 1, 2008 to December 31, 2008 received in respect of the Corporation's working interest share attributable before deduction of royalties. Unless otherwise specified, gross and net acres and well count information is as at December 31, 2008.

The properties comprising the Corporation's assets are all located in the United States: the Mission River Property located in the State of Texas. As at December 31, 2008 Portrush's Mission River property were comprised of 9 producing natural gas wells and 3 producing oil wells in the aggregate.

Mission River Property, Texas

The Corporation entered into an agreement with the McAlester Fuel Corporation of Houston, Texas to develop the Mission River Project situated in Refugio and Goliad Counties, Gulf Coast, Texas. The Corporation paid 10% of the estimated drilling costs for the 12 shallow well development-drilling program and acquired a 10% working interest in the 12 well project. The property is subject to operating costs and tax which reduces the gross income by 25%. The property is crossed over by a natural gas pipeline and can be serviced by two natural gas transmission systems. The initial 12 well program was designed to test bypassed oil and gas payzones in the traditional producing intervals from 5,000 to 6,400 feet. After the first six shallow wells were drilled the working interest partners agreed to drill two deep tests in exchange for the six remaining shallow wells. The two deep wells have been drilled to 8,300 feet and 8,200 feet.

A second four well program was completed by McAlester, the operator of the Mission River project, during 2008 and put on production.

Oil and Gas Wells

The following table sets forth the number and status of wells in which the Corporation had a working interest as at December 31, 2008.

| | Oil Wells | | | | Natural Gas Wells | | | |
| | Producing | | Non-Producing | | Producing | | Non-Producing | |
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
U.S.	2	0.15	0	0	7	0.525	0	0
Total	2	0.15	0	0	7	0.525	0	0

Undeveloped Reserves

No undeveloped reserves have been included in the analysis.

Abandonment and Reclamation Costs

The net wells to which the Corporation's share of abandonment and reclamation costs applies is 0.15 for oil wells and 0.525 for gas wells. The Corporation has accounted for salvage value in its estimates of these costs which is considered acceptable by industry standards. These costs are projected to occur in the last year of economic production of the producing wells.

ABANDONMENT & RECLAMATION COSTS (Forecast Prices & Costs)

	Total Abandonment and Reclamation Costs Including Well Abandonment and Disconnect Costs (MU.S.$)
Total Proved Reserves (Yr)	
2009	12
2010	11
2011	21
2012	4
2013	4
<u>Remaining</u>	0
Total	51
Proved + Probable Reserves (Yr)	
2009	4
2010	15
2011	16
2012	4
2013	-
<u>Remaining</u>	13
Total	52

Production Estimates

SUMMARY OF PRODUCTION ESTIMATES BY PRODUCTION GROUP
TOTAL PROVED RESERVES FOR YEAR 2009 (Forecast Prices & Costs)

	Forecast Prices & Costs
<u>RESERVES CATEGORY</u>	Gross Daily Production (2)
Light & Medium Oil (bbls/d)	2
Heavy Oil (bbls/d)	-
Associated and Non-Associated Gas (Mcf/d)	90
Natural Gas Liquids (bbls/d)	-
TOTAL (1) (boe/d)	17

(1) Barrels of Oil Equivalent (boe) have been reported based on natural gas conversion of 6 Mcf/1 bbl.

(2) Gross production is Company interest before all royalty deductions.

SUMMARY OF COMPANY SHARE GROSS PRODUCTION ESTIMATES (1) BY FIELD
TOTAL PROVED RESERVES FOR YEAR 2009 (Forecast Prices & Costs)

FIELD	Light & Medium Oil (bbl/d)	Heavy Oil (bbl/d)	Natural Gas (2) (Mcf/d)	Natural Gas Liquids (bbl/d)
Mission River	2	-	90	-
TOTAL	2	-	90	-

(1)   Daily production is taken from the Reserves Report as of December 31, 2008

(2)   Natural Gas includes Associated and Non-Associated sales gas volumes.

Note: The totals shown above may not match the corporate totals due to rounding.

Tax Horizon

The Corporation does not expect to pay income taxes on income from its oil and gas projects in the next fiscal year.

Risks Related to the Corporation's Oil/Gas Operations

Volatility of Oil and Gas Prices

The Corporation's revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas. The Corporation's ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Corporation. These factors include economic conditions in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources.

Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Corporation's carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

Fluctuation in Oil and Gas Prices

As with most other companies involved in resource exploration, the Corporation may be adversely affected by future increases in the costs of conducting exploration, development and resource extraction that may not be fully offset by increases in the price received on sale of the petroleum or natural gas.

Competition

Oil and gas exploration is intensely competitive and involves a high degree of risk. There can be no assurance that commercial production of hydrocarbons can be obtained from any of the Corporation's properties, nor are there any assurances that production, if obtained, will be in sufficient quantities to be profitable. In its efforts to acquire properties, the Corporation competes with other companies that have significantly greater resources. Many of these companies not only explore for and produce oil and gas, but also conduct refining and petroleum marketing operations on a worldwide basis. Competition for producing properties will be affected by the amount of funds available to the Corporation, information available to the Corporation and any standards established by the Corporation for the minimum projected return on investment. Competition may also be presented by alternative fuel sources.

Risks Associated with Oil and Gas Exploration

There can be no assurance that the Corporation will recover commercial quantities of hydrocarbons in the future. The marketability of any oil and gas acquired or discovered will be affected by numerous factors beyond the control of the Corporation. These factors include market fluctuations, proximity and capacity of oil and gas pipelines and processing equipment and government regulations (including regulations relating to royalties, allowable production, importing and exporting of oil and gas, and environmental protection). In addition, hazards such as unusual or unexpected formations, pressures or other conditions are involved in drilling and operating wells.

Environmental Regulation

Hazards incident to the exploration and development of oil and gas properties such as accidental spills or leakage of petroleum liquids and other unforeseen conditions may be encountered by the Corporation. The Corporation may be subject to liability for pollution and other damages due to hazards that cannot be insured against due to prohibitive premium costs or for other reasons. Governmental regulations relating to environmental matters could also increase the cost of doing business or require alteration or cessation of operations in certain areas.

Existing and possible future environmental legislation, regulations and actions could give rise to additional expense, capital expenditures, restrictions and delays in the activities of the Corporation, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially and adversely affect the business of the Corporation or its ability to develop its properties on an economically feasible basis. Before development and production can commence on any properties, the Corporation must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of a property.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>Portrush Petroleum Corporation -- SEC File No. 000-27768</u>
(Registrant)

Date: <u>May 22, 2009</u>   By: <u>/s/ Neal Iverson</u>
                                    Neal Iverson, Director